

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 8, 2022

Libin Jiang
President, Secretary and Director
Yinfu Gold Corporation
Suite 2313
Dongfang Science and Technology Mansion
Nanshan District
Shenzhen, China 518000

> **Re: Yinfu Gold Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2021**
> **Filed June 29, 2022**
> **File No. 333-152242**

Dear Mr. Jiang:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2021

Item 1A. Risk Factors, page 6

1. Given that your principal executive office is located in China, you should provide specific and prominent disclosures about the legal and operational risks associated with having business in this location, consistent with the guidance in our Sample Letter to China Based Companies, which was posted to our website on December 20, 2021. You may view the Sample Letter at the following internet address.

   https://www.sec.gov/corpfin/sample-letter-china-based-companies

Please provide disclosures made in response to all applicable comments in the forepart of the periodic report, without regard to the sectional headings utilized in the Sample Letter and notwithstanding the exemption from risk factor disclosures for smaller reporting companies.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Yolanda Guobadia, Staff Accountant, at (202) 551 - 3562 or Gus Rodriguez, Accounting Branch Chief, at (202) 551 - 3752 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation